LAWRENCE W. TALBOT LAW CORPORATION

Suite 1901 – 1177 West Hastings Street

Vancouver, British Columbia

CANADA  V6E 2K3

Tel: (604) 683-3396

Fax: (604) 408-7499

E-mail:lawrence.talbot@talbotlaw.ca

May 1, 2007

Cardero Resource Corp.

Suite 1901 – 1177 West Hastings Street

Vancouver, British Columbia

CANADA  V6E 2K3

Attention:

Hendrik Van Alphen

Chief Executive Officer

Dear Mr. Van Alphen:

Re:

General Retainer Engagement for Legal Services

We are pleased that you have engaged Lawrence W. Talbot Law Corporation (“we”, “us” or “LWTLC”) on an ongoing general retainer basis to provide legal services to Cardero Resource Corp. (“you” or “Cardero”).

This letter confirms the terms upon which you have engaged us and under which we are prepared to act.  Please contact us immediately to discuss any revision or clarification that you may require.  Any changes to these terms must be made in writing.  By executing and returning a copy of this engagement letter, you accept these terms of engagement and agree that they will apply to this general retainer and all matters with respect to which we represent you until such time as you and we agree otherwise.

Scope of Representation

We confirm that you have engaged us, on a general retainer basis, to provide legal services and advice to Cardero as requested in all matters where we are qualified to provide such services to you.  We are lawyers qualified to provide legal services only with respect to matters involving British Columbia law, and the laws of Canada applicable therein and our representation of Cardero hereunder is limited to such matters.

All work will be performed or supervised by Lawrence W. Talbot.

Subject to commitments to other clients and reasonable allowances for personal matters such as illness and holidays, we anticipate that Mr. Talbot will be available to provide the required legal services as reasonably requested by you from time to time.  Through our ongoing communications, you will endeavour to advise us as to when you anticipate such legal services would be required, and we will endeavour to advise you as to Mr. Talbot’s other client commitments and anticipated absences so that the legal services you require can be rendered as needed.  In this regard, you acknowledge that LWTLC has, and may in the future have additional, arrangements with other clients substantially similar to those with Cardero as outlined herein.

We regard Cardero, rather than any individual directors, officer, employee or shareholder, as our client.  While we expect that, for convenience, most of our contacts with Cardero will be through Mr. Hendrik Van Alphen, and we will generally rely upon such individual to keep Cardero and its directors informed about the advice and other legal services that we provide, we believe there must be channels of direct communication between the directors of Cardero and our firm.  Accordingly, we ask that you advise the directors of the need for such communications and encourage them to consult with us concerning Cardero’s interests with respect to matters in respect of which we render legal services.

Communication and Reporting

Two-way communication is very important to our relationship and our ability to serve you effectively.  We confirm that we may take instructions from and report to Mr. Hendrik Van Alphen or any other individual advised to us by Mr. Van Alphen from time to time, by letter, e-mail, telephone, or in person.  If your contact information changes, please be sure to advise of the change immediately so that we can continue to communicate with you in a timely manner.

Information Management & Confidentiality

To enable us to meet your expectations and objectives, it is essential that you provide us with all factual information relevant and material to the subject matter of our representation.  As you become aware of new or updated information, we ask that you share that new information with us.

All information provided concerning your business and affairs acquired in the course of our professional relationship with you shall be held in strict confidence unless you expressly or implicitly authorize disclosure.  We do point out that our ethical rules define a limited number of circumstances in which we are obligated to disclose information that may be confidential.  In such circumstances, we will not disclose more information than is required.  We take our duty imposed on us as lawyers to preserve the confidences and secrets of a client with the utmost seriousness.

In the course of our representation, we collect only such information from individuals or organizations as is required for the purposes of providing our services to you.  To the extent that any of that information relates to personal and private matters, LWTLC has a Privacy Policy in place that explains how we manage this type of information.  Please let us know if you would like to have a copy of that policy for review.

In addition to communications being confidential, most, if not all, of our communications with you will likely be protected by the law of solicitor-client privilege.  The privilege only arises when you as a client reveal information in confidence to obtain legal advice or services.  Please let us know if you have any questions about our information management, confidentiality or the ambit of solicitor-client privilege.

Fees for Legal Services

Our fees for legal services are based on our assessment of the reasonable value of our services.  To assist us in determining that value, we assign an hourly rate Mr. Talbot, which is currently CAD 250.00/hour.

We regard such hourly rates only as a benchmark, and not as a sole determinant of the value of our services for billing purposes.  In addition to hourly rates, we also take into account the types of services involved; the size, scope, complexity and time limitations of the matter; the general conduct and cost of the proceeding; the skill, labour and responsibility involved; the results obtained; and other material circumstances such as requirement for work outside of normal business hours or exceptionally successful or efficient representation.  Canadian federal GST and British Columbia PST will be applied, as required by law, to all fees.

You will pay LWTLC a minimum annual retainer of CAD 82,500, payable as to the sum of CAD 6,875 per month, for which amount LWTLC will invoice Cardero on a monthly basis, in arrears.  This is a general retainer fee, which secures our availability to provide legal services to Cardero for at least 330 hours per calendar year, or an estimated approximately 27.5 hours per calendar month.  If the legal services requested by you exceed, by a material amount, the aggregate annual number of hours covered by the foregoing minimum annual retainer fee, and LWTLC agrees to provide such services, LWTLC may invoice Cardero for fees in excess of the annual retainer amount.  If Cardero does not require our services for the full general retainer amount of 330 hours/year, there will be no reduction in the minimum annual retainer and no refund of any monthly portion of the general retainer fee invoiced and paid, nor will any “unused” hours carry over beyond the calendar year to which they apply.

From time to time, and typically annually, we reassess these rates to account for increases in costs, augmentation of the experience and ability of our legal personnel, and other factors, such that our current rates may change during our engagement with you.  However, no such change will occur without prior notice to, and discussion with, you.

Disbursements and Other Charges

We are committed to serving you with the most effective and cost-efficient support systems and to this end we allocate charges for such systems in accordance with the extent of usage by individual clients.  Consequently, in addition to fees for our services, we charge separately for disbursements and other charges incurred on your behalf, including but not limited to: long distance telephone, facsimile, postage, messenger and courier services, travel and out-of-town living expenses, document reproduction/photocopying, online services, regulatory, litigation and other court related remittances and government fees, and the fees and disbursements of agents retained by us for searches, registrations, filings and similar services.  All disbursements and other charges are specifically identified in our accounts along with Canadian federal GST and British Columbia PST, as required by law.

Ordinarily, we do not pay for substantial disbursements.  Instead, we will request payment from you in advance, or pass charges on for direct payment by you.  In particular, we will require pre-payment of any filing fees, printing costs, travel costs or other amounts of a substantial nature.

Accounts

Our policy is to bill on a monthly basis.  Statements of account will include our fees, disbursements and other charges incurred in the billing period other than those not available at the time of billing which will therefore be included in a later statement.  As we anticipate that you will be aware, on an ongoing basis, of the services provided by us on behalf of Cardero, our statements of account will not contain a description of the particular services rendered.

We do not charge interest, and therefore our statements of account are due and owing upon receipt.  Payment should be sent to Lawrence W. Talbot Law Corporation at the address shown on the statement, or by wire transfer directly to our bank account.  Our wire transfer information is as follows:

Bank of Nova Scotia

41st & Churchill Street

1576 West 41st Avenue

Vancouver, British Columbia

CANADA V6M 1X6

Account No. 90480-002-00178-17

(Lawrence W. Talbot Law Corporation)

In general, payments are applied first to the oldest outstanding statement.

Trust Funds

We do not maintain a trust account, and therefore are unable to receive or hold funds in trust.  If such should become necessary (and we do not anticipate that it will), we would make appropriate arrangements with another law firm to do so on our behalf.  Any costs of such firm in connection with such arrangements will be charged to you as a disbursement.

E-Mail Communications

We frequently exchange e-mails and electronic versions of documents with clients, including Cardero.  In the Internet, it is possible for communications to be intercepted, or given to persons not intended to be recipients, through inadvertence or otherwise.  In addition, although we take reasonable steps to scan for, and eliminate, any electronic viruses, and to endeavour to keep our electronic communications and documents free of viruses, unfortunately, due to the fact that the virus protection industry is generally one step behind new viruses, we cannot warranty or guarantee that our communications and documents will always be virus-free.  By signing this retainer agreement, you agree to the exchange of electronic documentation with us, notwithstanding these risks.

Please advise us immediately if a virus enters Cardero’s computer system via any electronic means originating from our firm.  Through our co-operative efforts, we can endeavour to minimize any disruptions to our electronic communications.

Termination of Services

LWTLC has made significant accommodations to be able to accept your retainer and to commit to be available to render legal services as required by you in accordance with the provisions set out under “Scope of Representation” and “Fees for Legal Services” above.  Accordingly, should you wish to terminate the retainer of LWTLC by Cardero hereunder, Cardero agrees to either provide not less than one year’s prior notice in writing or, alternatively, pay to LWTLC, on termination, an amount equal to one year’s minimum retainer fee amount as specified under “Fees for Legal Services” above.

Subject always to any applicable rule of court or code of conduct, LWTLC may terminate this agreement upon reasonable notice to you, which would not normally be expected to be less than sixty (60) days.

In the event of termination of this retainer, in addition to the notice or payment on termination stated above, Cardero will remain liable to pay all disbursements and other charges incurred up to the date of termination.  Upon the termination of LWTLC’s representation of Cardero, our solicitor/client relationship will end.  In such case, we shall have no continuing obligation to advise you on any matter unless we otherwise expressly agree in writing.

Choice of Law

The proper law of this agreement is British Columbia law, and you and we expressly submit and attorn to the jurisdiction of the Courts of British Columbia.

This retainer agreement replaces and supersedes our existing retainer agreement dated July 1, 2006, effective as and from May 1, 2007.

We appreciate the opportunity to serve you and look forward to working with you. Should you have any questions regarding our services, fees or billing arrangements, do not hesitate to contact us at your convenience.

Sincerely,

LAWRENCE W. TALBOT LAW CORPORATION

(signed)  Lawrence W. Talbot

Per:

Lawrence W. Talbot

Accepted and agreed this 1st day of May, 2007.

CARDERO RESOURCE CORP.

Per:

(signed)  Hendrik Van Alphen

Hendrik Van Alphen,
Chief Executive Officer